Exhibit 12.1

	DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Year Ended December 31,
(in thousands)	2015	2014	2013	2012	2011
Loss before income taxes and noncontrolling interest	$(27,460)	$(79,079)	$(42,515)	$(37,013)	$(30,282)
Total fixed charges	53,195	53,285	55,015	55,697	55,020
Earnings before fixed charges	$25,735	$(25,794)	$12,500	$18,684	$24,738
Total fixed charges	$53,195	$53,285	$55,015	$55,697	$55,020
Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)          If we consistently incur net losses before income tax, we may not be able to maintain a ratio coverage of greater than 1:1.  Due to our losses for the years ended December 31, 2015,  2014,  2013,  2012 and 2011, the ratio coverage in the respective years was less than 1.00 to 1.00.  We needed to generate additional earnings of $27.5,  $79.1,  $42.5,  $37.0 and $30.3 million for the years ended December 31, 2015,  2014,  2013,  2012 and 2011, respectively, to achieve a coverage ratio of 1.00:1.00.